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                                                               EXHIBIT 99.(a)(5)


As promised in Mitchell's email earlier this week, here's the link to the formal documentation setting out the terms of Liberate's Voluntary Option Exchange program, which includes a Q&A explaining the details of the program, as well as the letter of transmittal that you will need to complete to participate in the program: [links participants to the offer to exchange, attached hereto as Exhibit (a)(1)]

You can also fill out the letter of transmittal as a Word document that you can return online by going to the following link:
[links participants to the letter of transmittal, attached hereto as Exhibit
(a)(2)]

Liberate Stock Administration will be hosting a special meeting on Wednesday, March 28 from 2:30 - 3:30 p.m. Pacific Time in Cafe 101 to answer any questions you might have about the program. Stock Administration will also host a call-in that day for U.K. employees at 5:00 p.m. GMT to address U.K. issues relating to the program. To ensure that everyone gets the same information, please hold any questions until that time.